Exhibit 99.2

MAG Silver Corp. Consolidated Financial Statements (expressed in thousands of US dollars) For the years ended December 31, 2019 and 2018 Dated: March 30, 2020

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.	provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2019, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2019, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2019, as stated in their report.

/s/ “George Paspalas”	/s/ “Larry Taddei”
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2020 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2020

We have served as the Company's auditor since 1999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 30, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2020

MAG SILVER CORP.
Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated)

	Note	December 31, 2019	December 31, 2018

ASSETS

CURRENT
Cash and cash equivalents	3	$72,360	$130,180
Accounts receivable	4	83	372
Prepaid expenses		269	327
TOTAL CURRENT ASSETS		72,712	130,879
INVESTMENTS	5	1,408	1,781
INVESTMENT IN JUANICIPIO	6	136,643	81,214
EXPLORATION AND EVALUATION ASSETS	7	7,266	3,648
PROPERTY AND EQUIPMENT	8	781	35
TOTAL ASSETS		$218,810	$217,557

LIABILITIES

CURRENT
Trade and other payables		$780	$1,563
Current portion of lease obligation	8b	74	-
		854	1,563
NON-CURRENT
Lease obligation	8b	467	-
Deferred income taxes	16	1,982	2,113
Provision for reclamation	7	260	-
TOTAL LIABILITIES		3,563	3,676

EQUITY

Share capital	9	399,995	392,916
Equity reserve		17,777	18,696
Accumulated other comprehensive loss		(1,015)	(681)
Deficit		(201,510)	(197,050)
TOTAL EQUITY		215,247	213,881
TOTAL LIABILITIES AND EQUITY		$218,810	$217,557

COMMITMENTS AND CONTINGENCIES	6,7,15

ON BEHALF OF THE BOARD (approved on March 23, 2020)

/s/ "Peter Barnes"	/s/ "Jill Leversage"
Peter Barnes, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of US dollars, except for shares and per share amounts)

		For the year ended
		December 31
	Note	2019	2018
EXPENSES
Accounting and audit		$466	$533
Amortization	8	106	15
Filing and transfer agent fees		232	254
Foreign exchange loss		21	72
General office expenses		902	843
Legal		363	468
Management compensation and consulting fees		3,076	2,697
Mining taxes and other property costs		577	1,121
Share based payment expense	9b,c,d	2,572	2,109
Shareholder relations		470	456
Travel		244	312
		9,029	8,880
INTEREST INCOME		2,627	3,118
GAIN ON SALE OF EXPLORATION AND EVALUATION ASSETS,
NET OF TRANSACTION COSTS		-	1,151
CHANGE IN FAIR VALUE OF WARRANTS	5	(39)	(622)
EQUITY PICK UP FROM INVESTMENT IN JUANICIPIO	6	1,884	227
LOSS FOR THE YEAR BEFORE INCOME TAX		$(4,557)	$(5,006)

DEFERRED INCOME TAX BENEFIT (EXPENSE)	16	131	(796)
LOSS FOR THE YEAR		$(4,426)	$(5,802)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED LOSS ON EQUITY SECURITIES, NET OF TAXES	5	(334)	(1,895)

TOTAL COMPREHENSIVE LOSS		$(4,760)	$(7,697)

BASIC AND DILUTED LOSS PER SHARE		$(0.05)	$(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC AND DILUTED		86,142,539	85,519,481

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares)

						Unrealized	Accumulated
		Common shares without par value		Equity	Currency translation	gain (loss) on equity	other comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2018		85,478,790	$392,554	$17,719	$784	$430	$1,214	$(191,248)	$220,239
Stock options exercised cashless	9a,b	58,191	342	(342)	-	-	-	-	-
Restricted and performance share units converted	9a,c	2,495	20	(20)	-	-	-	-	-
Share based payment	9b,c,d	-	-	1,339	-	-	-	-	1,339

Unrealized loss on equity securities	5	-	-	-	-	(1,895)	(1,895)	-	(1,895)
Net loss		-	-	-	-	-	-	(5,802)	(5,802)
Total Comprehensive Loss		-	-	-	-	(1,895)	(1,895)	(5,802)	(7,697)

Balance, December 31, 2018		85,539,476	$392,916	$18,696	$784	$(1,465)	$(681)	$(197,050)	$213,881
IFRS 16 transition adjustment on January 1, 2019	8	-	-	-	-	-	-	(34)	(34)
Stock options exercised	9a,b	442,052	4,059	(1,240)	-	-	-	-	2,819
Stock options exercised cashless	9a,b	428,934	1,762	(1,762)	-	-	-	-	-
Restricted and performance share units converted	9a,c	75,219	662	(662)	-	-	-	-	-
Deferred share units converted	9a,d	60,166	596	(596)
Share based payment	9b,c,d	-	-	3,341	-	-	-	-	3,341

Unrealized loss on equity securities	5	-	-	-	-	(334)	(334)	-	(334)
Net loss		-	-	-	-	-	-	(4,426)	(4,426)
Total Comprehensive Loss		-	-	-	-	(334)	(334)	(4,426)	(4,760)

Balance, December 31, 2019		86,545,847	$399,995	$17,777	$784	$(1,799)	$(1,015)	$(201,510)	$215,247

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated)

		For the year ended
		December 31
	Note	2019	2018

OPERATING ACTIVITIES
Loss for the year		$(4,426)	$(5,802)
Items not involving cash:
Amortization	8	106	15
Change in fair value of warrants	5	39	622
Deferred income tax (benefit) expense	16	(131)	796
Equity pick up from associate	6	(1,884)	(227)
Gain on sale of exploration and evaluation assets, net of transaction costs		-	(1,151)
Share based payment expense	9b,c,d	2,572	2,109
Unrealized foreign exchange loss		255	58

Changes in operating assets and liabilities
Accounts receivable		288	(212)
Prepaid expenses		58	(39)
Trade and other payables		(84)	(114)
Net cash used in operating activities		(3,207)	(3,945)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(3,230)	(2,216)
Investment in Juanicipio	6	(53,549)	(23,942)
Disposition costs from sale of exploration and evaluation assets		-	(51)
Purchase of property and equipment	8	(354)	(3)
Net cash used in investing activities		(57,133)	(26,212)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	2,819	-
Payment of lease obligation (principal)	8	(71)	-
Net cash from financing activities		2,748	-

EFFECTS OF EXCHANGE RATE CHANGES ON
CASH AND CASH EQUIVALENTS		(228)	(58)

DECREASE IN CASH AND CASH EQUIVALENTS		(57,820)	(30,215)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		130,180	160,395
CASH AND CASH EQUIVALENTS, END OF YEAR		$72,360	$130,180

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007. The Company was also listed on what is now the NYSE American Exchange on July 9, 2007.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (see Note 6) located in Mexico, which is now in the construction phase heading to production. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies of the Company and its subsidiaries have been applied consistently to all periods except for policies newly adopted as stated below:

IFRS 16 Leases. The Company adopted all the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The Company elected the cumulative catch-up approach resulting in no restatement of prior year comparatives. The Company elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense in profit or loss. Note 8 outlines the effect of adopting the IFRS 16 requirements on January 1, 2019 opening balances.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at costs, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

IFRIC 23 Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in which there is uncertainty over income tax treatments. The Company adopted this standard as of January 1, 2019 and it had no material impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle. In December 2017, the IASB issued narrow-scope amendments to IFRS 3- Business Combinations, IFRS 11-Joint Arrangements, IAS 12 – Income Taxes and IAS 23 -Borrowing Costs. The Company adopted these amendments as of January 1, 2019 and they had no material impact on the Company’s consolidated financial statements.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 23, 2020.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2019 are Minera Los Lagartos, S.A. de C.V., and Minera Pozo Seco S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in Minera Juanicipio S.A. de C.V. (Note 6, “Investment in Juanicipio”), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)	Investments in Associates

The Company conducts a high percentage of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company (Note 6, Investment in Juanicipio). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of December 31, 2019 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(c)	Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the recoverable amount and any impairment of exploration and evaluation assets and of investment in associates, recovery of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)	Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

(i)	The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(ii)	In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e), and classifies the investment as current or non-current depending on management’s intention with respect to the investment and whether it expects to realize the asset within the next twelve months.

(e)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(ii)	Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Equity derivative securities (warrants)	FVTPL
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

(g)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(h)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization on owned assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

The amortization rates used are as follows:

Building	4% declining balance
Computer equipment	30% declining balance
Office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-Use assets	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

(i)	Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at December 31, 2019 of $260 relates to prior disturbances on an exploration property recently acquired (see Note 7) (December 31, 2018 – nil).

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $725 and capitalized a corresponding asset as at December 31, 2019 (December 31, 2018: $450) (see Note 6).

(k)	Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(l)	Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)	Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

As at December 31, 2019, the Company had 1,981,740 (December 31, 2018: 2,817,280) common share equivalents consisting of: common shares issuable upon the exercise of outstanding exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)	Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(o)	Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2019. These include:

IFRS 3 Business Combinations. In October 2018, IASB issued narrow-scope amendments to IFRS 3 Business Combinations to improve the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendment is in effect January 1, 2020 and will be applied prospectively. The Company will apply these amendments to applicable future acquisition transactions.

3.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

	December 31,	December 31,
	2019	2018
Cash at bank and on hand	$72,360	$55,180
Term deposit (less than 90 days)	-	75,000
Cash and cash equivalents	$72,360	$130,180

Term deposits classified as ‘cash equivalents’ are comprised of bank term deposits with a term to maturity of less than three months from date of acquisition and interest only payable if held to maturity.

4.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2019	2018
Goods and services tax ("GST") recoverable	$27	$22
Mexican value added tax ("IVA") recoverable	55	133
Interest receivable	1	217
	$83	$372

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

5.	INVESTMENTS

The Company holds investments as follows:

	December 31,	December 31,
	2019	2018
Equity securities	$1,408	$1,742
Warrants	-	39
	$1,408	$1,781

	December 31,	December 31,
	2019	2018
Equity securities, beginning of year	$1,742	$2,435
Additions	-	1,202
Unrealized loss for the year	(334)	(1,895)
Equity securities, end of year	$1,408	$1,742

During the year ended December 31, 2019, the Company recorded an unrealized loss of $334, net of nil tax, in other comprehensive loss (December 31, 2018: $1,895) on investments in equity securities designated as FVTOCI instruments.

	December 31,	December 31,
	2019	2018
Warrants, beginning of year	$39	$661
Change in fair value of warrants	(39)	(622)
Warrants, end of year	$-	$39

During the year ended December 31, 2019, the Company recorded a realized loss of $39 in profit or loss on warrants designated as FVTPL that expired unexercised during the year.

6.	INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at December 31, 2019, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio (“Investment in Juanicipio”) using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	December 31,	December 31,
	2019	2018
Joint venture oversight expenditures incurred 100% by MAG	$345	$330
Cash contributions to Minera Juanicipio (1)	53,200	23,583
Total for the year	53,545	23,913
Equity pick up of current income for the year (2)	1,884	227
Balance, beginning of year	81,214	57,074
Balance, end of year	$136,643	$81,214

(1)Represents the Company's 44% share of Minera Juanicipio cash contributions for the year.

(2) Represents the Company's 44% share of Minera Juanicipio's income for the year, as determined by the Company.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	December 31,	December 31,
	2019	2018

Cash and cash equivalents	$29,601	$16,715
IVA and other receivables	19,163	9,146
Prepaids	101	-
Total current assets	48,865	25,861
Right-of-use asset	8	-
Minerals, surface rights, exploration & development expenditures	261,023	161,975
Total assets	$309,896	$187,836

Payables to Peñoles and other vendors	$5,600	$5,736
Lease liability	9	-
Total current liabilities	5,609	5,736
Provision for reclamation and remediation costs	725	450
Deferred income tax liability	3,288	6,515
Total liabilities	9,622	12,701
Shareholders equity	300,274	175,135
Total liabilities and equity	$309,896	$187,836

	December 31,	December 31,
	2019	2018

Income for the year before income tax	$946	$80
Deferred income tax benefit	3,337	436

Income for the year	$4,283	$516

MAG's 44% equity pick up	$1,884	$227

Underground mine development, initial mill and other capital development expenditures, evaluation and exploration expenditures capitalized directly by Minera Juanicipio for the year ended December 31, 2019 amounted to $99,048 (December 31, 2018: $45,858).

Income in Minera Juanicipio includes interest income, exchange gains and losses, and deferred income tax benefits (expense). There are no direct operating expenses in Minera Juanicipio, as development and evaluation and exploration expenditures are capitalized until commercial production is achieved.

7.	EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. There are no further exploration funding requirements under the agreement as at December 31, 2019. However, to earn a 100% interest in the property package, the Company must make combined remaining cash payments of $350 over the third, fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(b) In late 2018, the Company entered into an option agreement with another private group whereby the Company has the right to earn 100% ownership interest in a company which owns a prospective land claim package. The Company paid $150 upon signing the agreement. To earn 100% interest in the property, the Company must make combined remaining cash payments of $1,850 over the next 9 years, and fund a cumulative of $30,000 of eligible exploration expenditures ($2,149 incurred to December 31, 2019) by 2028. As at December 31, 2019, the Company also recorded a provision of $260 for a reclamation liability assumed as a result of environmental rehabilitation associated with the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors would retain a 2% NSR.

To December 31, 2019, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Exploration and evaluation assets:
Acquisition costs
Option payments	$75	$150
Reclamation obligation	260	-
Total acquisition costs	335	150
Geochemical	142	125
Camp and site costs	354	58
Geological consulting	1,784	1,086
Geophysical	100	93
Land taxes and government fees	411	445
Legal, community and other consultation costs	260	109
Travel	232	149
Total for the year	3,618	2,215
Balance, beginning of year	3,648	1,433

Balance, end of year	$7,266	$3,648

Included in exploration and evaluation assets at December 31, 2019, are trade and other payables of $89 (December 31, 2018: $13) and a reclamation obligation of $260 (December 31, 2018: nil), both non-cash investing activities.

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

8.	PROPERTY AND EQUIPMENT AND LEASES

As at December 31, 2019, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2018	$467	$-	$-	$467
Additions	3	-	-	3
Balance, December 31, 2018	470	-	-	470
Additions	13	341	550	904
Balance, December 31, 2019	$483	$341	$550	$1,374

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance as at January 1, 2018	$420	$-	$-	$420
Amortization	15	-	-	15
Balance, December 31, 2018	435	-	-	435
Amortization	14	52	92	158
Balance, December 31, 2019	$449	$52	$92	$593

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2018	$35	$-	$-	$35
At December 31, 2019	$34	$289	$458	$781

LEASES

On adoption of IFRS 16, the Company recognized a right-of-use asset in relation to an office lease which had previously been classified as ‘operating lease’ under the principles of IAS 17. The right-of-use asset was recognized based on the amount equal to the lease liability, adjusted for accrued lease payments previously recognized. Upon transition to IFRS 16, the Company recognized $93 right-of-use asset and $127 lease obligation. The net of tax difference between right-of-use asset and lease obligation on transition of $34 was recorded as a retained earnings adjustment on January 1, 2019.

a)	Right-of-Use Asset (Office Lease)

As at December 31, 2019, the Company recorded $458 of right-of-use asset as part of property and equipment:

Right-of-Use Asset
Net book value as at December 31, 2018	$-
IFRS 16 transition adjustment on January 1, 2019 (see Note 2)	93
Additions	457
Amortization	(92)
Net book value, December 31, 2019	$458

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

b)	Lease obligation

Minimum lease payments in respect of lease obligation and the effect of discounting are as follows:

December 31,
2019
Undiscounted minimum lease payments
Less than one year	$140
Two to three years	297
Four to five years	307
Thereafter	-
744
Effect of discounting	(203)
Present value of minimum lease payments - total lease obligation	541
Less: current portion	(74)
Long-term lease obligation	$467

For the year ended December 31, 2019, the Company recognized $67 of interest expense on the lease obligation included in ‘General Office Expense’ (December 31, 2018: nil).

9.	SHARE CAPITAL

(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at December 31, 2019, there were 86,545,847 shares outstanding (December 31, 2018: 85,539,476).

During the year ended December 31, 2019, 442,052 stock options were exercised for cash proceeds of $2,819. An additional 812,323 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 428,934 shares were issued in settlement of the stock options, and the remaining 383,389 options were cancelled.

During the year ended December 31, 2018, no stock options were exercised for cash and 135,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 58,191 shares were issued in settlement of the stock options and the remaining 76,809 options were cancelled.

During the year ended December 31, 2019, 43,343 restricted share units, 31,876 performance share units and 60,166 deferred share units were converted into shares.

During the year ended December 31, 2018, 2,495 restricted share units were converted into shares.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at December 31, 2019, there were 1,229,341 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the year:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2019	(C$/option)	2018	(C$/option)

Outstanding, beginning of year	2,134,294	$9.59	2,269,294	$9.50
Granted	392,967	13.41	-	-
Forfeited	(43,545)	15.09	-	-
Exercised for cash	(442,052)	8.55	-	-
Exercised cashless	(812,323)	6.57	(135,000)	7.94

Outstanding, end of year	1,229,341	$12.99	2,134,294	$9.59

During the year ended December 31, 2019, 392,967 stock options were granted (December 31, 2018: nil) with a weighted average grant date fair value of $1,231 or $3.13 per option (December 31, 2018: nil).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

The Company estimated the fair value of the option using the Black-Scholes option pricing model with the following weighted average assumptions:

December 31,
2019
Risk-free interest rate	1.64%
Expected volatility	44%
Expected dividend yield	nil
Expected life (years)	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

During the year ended December 31, 2019, 1,254,375 stock options were exercised (December 31, 2018: 135,000) with a weighted average market share price at the date of exercise of C$13.82 (December 31, 2018: C$14.12).

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2019:

Exercise price			Number	Number	Weighted average remaining
($C/option)			outstanding	exercisable	contractual life (years)
	9.28		308,333	308,333	0.93
	10.02		72,500	72,500	0.48
	12.75		25,000	-	4.85
	13.46		347,404	115,801	4.28
	13.91		264,997	176,664	2.93
	17.55		211,107	211,107	1.93
C$9.28	-	C$17.55	1,229,341	884,405	2.53

During the year ended December 31, 2019, the Company recorded share based payment expense of $1,044 (December 31, 2018: $904) relating to stock options vested to employees and consultants in the period.

(c)	Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2019, 10,000 RSUs were granted (December 31, 2018: nil) under the Company’s Share Unit Plan, with 3,334 vesting in 12 months from the grant date, and 3,333 vesting in each of 24 and 36 months from the date of grant, all with a five-year term. The RSUs had a grant date fair value of $10.10 per RSU (December 31, 2018: nil) as determined using the fair market value of the common shares on the date of grant. In the year ended December 31, 2019, 43,343 RSUs (December 31, 2018: 2,495) were converted and settled in common shares.

During the year ended December 31, 2019, 91,406 PSUs were granted (December 31, 2018: nil) under the Company’s Share Unit Plan, of which 3,742 were subsequently forfeited in the period ended December 31, 2019 (December 31, 2018: 40,946). The remaining outstanding PSUs granted vest after three years of service from the date of grant, and are subject to a market share price performance factor measured over a three-year performance period. The resulting possible PSU payout range is from 0% or nil PSUs to 200% or 175,328 PSUs. The Company estimates the fair value of the PSUs on grant date using the Monte Carlo simulation model.

The three-year performance period for the 2016 PSU grant ended on December 5, 2019 and resulted in a PSU vesting of 18.75% of the initial grant or 12,390 PSUs. Consequently, 53,704 PSUs did not vest and were cancelled.

During the year ended December 31, 2019, 31,876 PSUs were converted and settled in common shares (December 31, 2018: nil).

As at December 31, 2019, there were 10,000 RSUs and 188,485 PSUs issued and outstanding under the Share Unit Plan, of which 4,040 PSUs had vested and are convertible into common shares of the Company. Included in the PSUs at December 31, 2019, are 172,055 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 344,110 PSUs.

The Company recognized a share-based payment expense of $731 (December 31, 2018: $319) relating to RSUs and PSUs vesting in the period.

(d)	Deferred share units

On June 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2019, 141,386 DSUs were granted under the plan (December 31, 2018: nil) related to both 2018 and 2019 director DSU grants. In addition, 19,955 DSUs (December 31, 2018: nil) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $797 was recognized in the year ended December 31, 2019 (December 31, 2018: $886). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. In the year ended December 31, 2019, after a director did not stand for re-election to the board, 60,166 DSUs were converted into shares. As at December 31, 2019, there are 553,914 DSUs issued and outstanding under the DSU Plan, all of which have vested.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2019, there are 1,981,740 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.29% of the issued and outstanding common shares on a non-diluted basis, and there are 3,211,101 share-based awards available for grant under these combined share compensation arrangements.

10.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive (loss) income and deficit), net of cash and cash equivalents.

Capital as defined above is summarized in the following table:

	December 31,	December 31,
	2019	2018
Equity	$215,247	$213,881
Cash and cash equivalents (Note 3)	(72,360)	(130,180)
	$142,887	$83,701

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company currently does not pay out dividends.

As at December 31, 2019, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company has working capital of $71,858 as at December 31, 2019. The Company will likely require additional capital in the future to meet its future project and other related expenditures (see Note 15) as the Company is currently not generating any cash flow from operations. Future liquidity therefore depends upon the Company’s ability to arrange debt or additional equity financings.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

11.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

The Company is in the exploration and development stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2018.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)	Mexican value added tax

As at December 31, 2019, the Company had a receivable of $55 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable, as follows:

	December 31,	December 31,
	2019	2018
Cash and cash equivalents (Note 3)	$72,360	$130,180
Accounts receivable (Note 4)	83	372
	$72,443	$130,552

(b)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

Exposure to currency risk

As at December 31, 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$189	$100
Accounts receivable	56	28
Prepaid	9	-
Investments	-	1,408
Accounts payable	(105)	(452)
Lease obligations	-	(541)
Net assets exposure	$149	$543

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2019 is 2.8 million pesos (December 31, 2018: 1.0 million). A 10% appreciation in the peso against the US$ would result in a gain at December 31, 2019 of $15 (December 31, 2018: $5 gain), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss in Minera Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at December 31, 2019 is 257.3 million pesos (December 31, 2018: 139.6 million pesos). A 10% appreciation in the peso against the US$ would result in a gain at December 31, 2019 of $1,241 (December 31, 2018: $789) in Minera Juanicipio, of which the Company would record 44% or $546 equity pick-up (December 31, 2018: $347), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2019 is C$706 thousand (December 31, 2018: C$2,235 thousand). A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2019 of $54 (December 31, 2018: $164 gain) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(d)	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash and cash equivalents, accounts receivable, trade and other payables and lease liability reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Year ended December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$72,360	$-	$-	$72,360
Investments (Note 5)(1)	1,408	-	-	1,408
	$73,768	$-	$-	$73,768

	Year ended December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$130,180	$-	$-	$130,180
Investments (Note 5)(1)	1,742	39	-	1,781
	$131,922	$39	$-	$131,961

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2019 or during the year ended December 31, 2018.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

13.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in Mexico. The majority of the Company’s long-term assets are located there and the Company’s executive and head office is located in Canada.

14.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2019	2018

Fees related to Dr. Megaw:
Exploration and marketing services	$420	$424
Travel and expenses	72	75
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	59	72
Field exploration services	298	384
	$849	$955

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2019 is $102 related to these services (December 31, 2018: $107).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2019(%)	2018(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at December 31, 2019, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

During the year, compensation of key management personnel (including directors) was as follows:

	December 31,	December 31,
	2019	2018
Salaries and other short term employee benefits	$1,694	$1,567
Share based payments (Note 9(b), (c ), and (d))	1,429	1,369
	$3,123	$2,936

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

15.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2019 for committed exploration work and committed other obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2020	2021-2022	2023-2024	2025 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	142	69	73	-	-
Total Obligations and Commitments	$142	$69	$73	$-	$-

1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2)	According to the operator, Fresnillo, contractual commitments for processing equipment of $17,669 and for development contractors of $102,119 with respect to the Juanicipio Project on a 100% basis have been committed to as at December 31, 2019.

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

16.	INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31,	December 31,
	2019	2018
Deferred tax benefit (expense)	$131	$(796)
Total income tax benefit (expense)	$131	$(796)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31,	December 31,
	2019	2018
Loss for the year before income taxes	$(4,557)	$(5,006)
Statutory tax rate	27%	27%

Recovery of income taxes computed at statutory rates	1,230	1,352
Share based payments	(694)	(569)
Mexican inflationary adjustments	(600)	(1,002)
Differing effective tax rate on loss in foreign jurisdiction	4	63
Impact of change in statutory tax rates	-	-
Unrecognized deferred tax assets	(2,680)	1,516
Impact of foreign exchange and other	2,871	(2,156)
Total income tax benefit (expense)	$131	$(796)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2019 and 2018 are as follows:

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2019	2018
Deferred income tax assets
Exploration and evaluation assets	$1,004	$1,031
Non-capital losses	301	1,761
Capital losses	-	551
Other	-	4
	$1,305	$3,347
Deferred income tax liabilities
Exploration and evaluation assets	$(95)	$(27)
Investment in associate	(3,192)	(3,493)
Unrealized capital gain on foreign exchange	-	(1,940)
	$(3,287)	$(5,460)
Net deferred income tax liability	$(1,982)	$(2,113)

The Company's  movement of net deferred tax liabilities is described below:

	December 31,	December 31,
	2019	2018
At January 1	$(2,113)	$(1,317)
Deferred income tax benefit (expense) through income statement	131	(796)
At December 31	$(1,982)	$(2,113)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31,		December 31,
	2019	expiry dates	2018

Non-capital losses	$85,611	2020-2039	$70,659
Exploration and evaluation assets	13,040	no expiry	17,261
Financing fees	934	2040 - 2041	1,737
Other	3,352	no expiry	3,135
Total	$102,937		$92,792

At December 31, 2019, the Company has non-capital loss carry forwards in Canada aggregating $39,572 (December 31, 2018: $37,717) which expire over the period between 2026 to 2038, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of nil (December 31, 2018: $4,081) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2019, the Company has tax loss carry forwards in Mexico aggregating $46,779 (December 31, 2018: $39,074) which expire over the period 2020 to 2029, available to offset future taxable income in Mexico.

At December 31, 2019, the Company has $274 (December 31, 2018: $187) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated. There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

MAG Silver Corp. Management’s Discussion & Analysis For the years ended December 31, 2019 and 2018 Dated: March 30, 2020

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the years ended December 31, 2019 and 2018. It is prepared as of March 30, 2020 and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador, and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and therefore may not be comparable to data presented by other silver producers. MAG Silver believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically mineable.

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. Although Fresnillo plc has made statements that “reserves” exist at Juanicipio Project, they are not “reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “reserves” within with meaning of NI 43-101.

1.	DESCRIPTION OF BUSINESS

MAG is a Vancouver-based advanced stage development and exploration company that is focused on the acquisition, development and exploration of high-grade, district-scale projects located primarily in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, which is now in the construction phase heading into production (see Juanicipio Project and Juanicipio Project Update below). In addition, MAG owns the concessions which constitute the Cinco de Mayo Project, located in Chihuahua State, Mexico.

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), an incorporated joint venture under the laws of Mexico, which owns the high-grade silver Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo plc (“Fresnillo”) is the project operator and holds the remaining 56% of Minera Juanicipio. Fresnillo and MAG as joint venture shareholders of Minera Juanicipio, jointly approved the project mine development on April 11, 2019 and expect to commence production from the underground mine in mid-2020, with the processing facility (the “mill”) being commissioned mid-2021 (and reaching 85% of its 4,000 tonnes per day (“tpd”) nameplate capacity in Q4-2021). Initial production from the underground mine commencing in mid-2020 will be processed in the Fresnillo processing facility until the Minera Juanicipio mill is completed (see Juanicipio Project Update below). The exploration, development and construction of the Juanicipio Project are all being carried out by the project operator, Fresnillo, although MAG participates in both board and technical committee meetings.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins– the term “Valdecañas Vein” is used to refer to this combined vein system. The Juanicipio Project mine development to date consists of over 26 kilometres (“km”) of ongoing underground development along with associated underground and surface infrastructure. With the formal joint project approval on April 11, 2019, earthmoving and site preparation for the construction of a 4,000 tpd processing plant has been ongoing, with the majority of the process equipment now on site and securely stored on the property. In addition, exploration continues on both the Valdecañas Vein system and on other prospective targets within the joint venture property boundaries.

All joint venture programs (development and exploration) for the Juanicipio Project are designed and contracted by the Minera Juanicipio Technical Committee, which is represented by both MAG and Fresnillo, and approved by the Minera Juanicipio Board of Directors also represented by both parties. Construction of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with Fresnillo to oversee the mine development. The Company’s share of project costs is funded primarily by quarterly cash calls through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused to date primarily on advancing the ramp declines, ventilation raises, surface offices and the associated surface and underground infrastructure. MAG commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

The 2017 PEA incorporates major overall project upgrades over assessments conducted prior to 2017, on the Bonanza Zone, as defined in the 2017 PEA, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimate of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available only up to December 31, 2016 and does not include the results of drilling programs in 2017-2019 designed to further expand and infill the Deep Zone (see Exploration – Juanicipio Project below). The volume of these new base metal-rich Deep Zone Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hanging wall of the Valdecañas Vein system, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up onward. As envisioned in the 2017 PEA, the proposed process plant has a planned production rate of 4,000 tpd, and the plant and tailings storage facility will be located in joint venture owned open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Based on the 2017 PEA, MAG Silver views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. The scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA (see both ‘Mine Development Update – Juanicipio Project’ and ‘Risks and Uncertainties’ below).

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

2.	HIGHLIGHTS – DECEMBER 31, 2019 & SUBSEQUENT TO YEAR END

✓	Joint formal Juanicipio Project mine development approval by Fresnillo and MAG was announced in the second quarter of 2019 (see Press Release dated April 11, 2019), and an EPCM contract finalized to oversee the mine development.

✓	Joint Juanicipio Project update was issued (see Press Release dated February 24, 2020) that announced that production from the underground mine was expected to commence ahead of schedule in mid-2020:

•	Mineralized material from the underground mine expected to be processed in the Fresnillo plant until the Juanicipio plant is commissioned;
•	Juanicipio plant expected to commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tpd nameplate capacity in Q4-2021; and,
•	Significantly faster ramp up expected than previously guided due to the de-risking of the Juanicipio metallurgical performance by virtue of campaign processing the mineralized material through the Fresnillo plant.

✓	Detailed engineering is near completion and earthmoving and foundation preparation is well advanced for the construction of the 4,000 tpd beneficiation plant.

✓	SAG and Ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment are now secured on site.

✓	Underground development is ongoing at Juanicipio and now exceeds 26 km of development (or 16.2 miles). The underground development focus areas are the three sub-vertical ramps that descend alongside the mineralization and alongside the conveyor ramp to surface at mill site.

✓	Estimated pre-operative initial capital was also updated in the announcement on February 24, 2020:

•	Now estimated at $440,000 (100% basis) as of January 1, 2018;

•	Less development expenditures incurred since then to December 31, 2019 of approximately $135,000 (Company therefore estimates approximately $305,000 of remaining initial capital on a 100% basis as at December 31, 2019); and,

•	Initial capital to be reduced by both existing cash and other working capital held in Minera Juanicipio as at December 31, 2019 ($29,601 and $13,655 respectively), and by expected cashflow generated from mineralized material being processed through the Fresnillo mill commencing in mid-2020.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

✓	2019 exploration program completed and assays for a 33,864 metre, 28-hole exploration program were announced subsequent to the year end on March 3, 2020.

✓	Exploration program highlights:

•	Confirms and expands continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
•	Confirms and expands the wide, high-grade zones in the Anticipada Vein;
•	Confirms and expands the Venadas vein to the south with strong silver and gold grades; and
•	Discovers northeast-trending new Valentina and Venadas II veins through drilling and development.

✓	MAG held cash and cash equivalents as at December 31, 2019 of $72,360 while Minera Juanicipio had working capital on a 100% basis of $43,256 as at December 31, 2019.

3.	JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the year ended December 31, 2019 amounted to $99,048 (December 31, 2018: $45,858). Of the total expenditures in the year ended December 31, 2019, $93,686 (December 31, 2018: $41,087) are estimated to be development expenditures and the remaining $5,362 (December 31, 2018: $4,771) are estimated as exploration expenditures.

MINE DEVELOPMENT APPROVAL – Juanicipio Project

On April 11, 2019, MAG and Fresnillo as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. Minera Juanicipio also finalized an EPCM agreement as part of the approval process which defines the specific terms by which Fresnillo will conduct the continued project development and the construction of the process plant and associated surface infrastructure. An Operator Services agreement, pursuant to which Fresnillo will be operator of the mine on behalf of Minera Juanicipio, was also finalized which will become effective on the commencement of commercial production. As well, both lead and zinc concentrate off-take agreements were settled, under which both concentrates will be treated at market terms by Met-Mex Peñoles, S.A. De C.V., in Torreón, Mexico.

SURFACE CONSTRUCTION AND SITE PREPARATION – Juanicipio Project

Upon project approval in April 2019, construction plans for the 4,000 tpd processing plant commenced immediately. Basic engineering was completed during 2019 and detail engineering is substantially now complete. Development of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already previously begun and continued throughout 2019. Orders had been placed well in advance for the long lead items for the process plant and the majority of all major equipment for the mill including both SAG and ball mills is now secured on site. Flotation cells, processing tanks and other process equipment has also arrived and thickener tanks and drive and rakes fabrication are well advanced.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

In the quarter ended December 31, 2019, earthmoving and foundation preparation commenced for the construction of the processing plant and is now well advanced, as well as the completion of the haul road and main power supply transmission line. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These will start arriving soon and be placed directly into position.

Subsequent to the year end, a consulting firm was engaged to conceptually design the tailings dam.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine will be via twin underground declines that now have reached the top of mineralization in the Valdecañas Vein. From there, the upper footwall haulage/access drift has been driven the length of the vein from which three internal spiral footwall production ramps will extend to depth. Twinning of the original access decline was required to provide capacity for hauling additional mineralized rock and waste sufficient to facilitate processing capacity of 4,000 tpd. The twin ramps allow for streamlined underground traffic flow and increased safety through the mine having a second egress. The three spiral ramps into the mineralized envelope are designed to provide access to stopes within the mineralized material and were also required to facilitate the increase in planned mining rate to 4,000 tpd. The first cross-cuts through the vein have been made from the easternmost footwall ramp, exposing well-mineralized vein. Initial development indicates that the grade and width of the mineralization is in line with previous estimates.

Mineralized material from throughout the vein will be crushed underground and the crushed material conveyed directly from the underground crushing station (already excavated) to the process plant area via a third ramp which is being driven both from the surface and from the crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system.

Underground development in 2019 was actively focused on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein system;
•	making the first cross-cuts through the vein as the footwall ramps advance;
•	constructing the underground crushing chamber;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces;
•	integrating additional ventilation and other associated underground infrastructure; and,
•	sinking of the internal shaft – the head chamber for the shaft has been excavated, the shaft has been collared and winding equipment ordered.

With total underground development to date having now exceeded 26 km, including 7.0 km in 2019 (6.6k – 2018), an additional contractor was appointed late in the year to further accelerate development rates. It is expected that mineralized material from development will become available by mid-2020 and the first production stope will be ready for mining in Q3-2020 (see ‘Mine Development Update’ below).

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

MINE DEVELOPMENT UPDATE – Juanicipio Project

Subsequent to the year end, on February 24, 2020, the joint venture shareholders jointly announced a project update.

It was previously expected that the completion of the processing plant would coincide with the readiness of the underground mine late in the fourth quarter of 2020. In the project update, it was announced that the underground mine will commence production ahead of schedule in mid-2020, realizing commercial and operational de-risking opportunities for the joint venture. Meanwhile, the schedule for the construction of the processing plant has been adjusted to enable the most efficient use of contractor labour, and commissioning is now anticipated by mid-2021.

From mid-2020 until completion of the Juanicipio processing plant, mineralized material from development and initial production stopes will now be processed at the Fresnillo processing plant which is expected to have spare capacity. By bringing forward the start-up of the underground mine to mid-2020, the joint venture shareholders are looking to secure several positive outcomes for the project:

•	generating some cash flow from production to offset some of the project capital requirements;
•	de-risking the metallurgical process through a better understanding of the mineralization;
•	increased certainty around the geological block model prior to start-up of the processing plant; and,
•	allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day mill design.

The Juanicipio mill is now expected to reach 85% name plate capacity in Q4-2021 and 90-95% in 2022. In the 2017 PEA, ramp-up to full production was envisioned over 3 years after commissioning of processing plant.

With detailed engineering almost complete, major equipment purchases completed, and several significant construction contracts awarded or under review, the joint venture shareholders also announced an update to the capex required for the project. The pre-operative capital cost on a 100% basis of $395,000 from January 1, 2018 (see Press Release dated April 11, 2019) has been revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life of mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The approximate pre-operative initial capital already expended from January 1, 2018 to December 31, 2019 is approximately $135,000 leaving an estimated $305,000 of remaining initial capital (MAG’s 44% remaining share estimated $134,200 as at December 31, 2019). This funding requirement would be reduced by both: existing cash and other working capital held in Minera Juanicipio as at December 31, 2019 ($29,601 and $13,655 respectively); and, expected cash flows generated from mineralized rock sold and processed through the Fresnillo processing plant commencing in mid-2020 (see Liquidity and Capital Resources below).

EXPLORATION – Juanicipio Project

Since the discovery of the Deep Zone as an extension at depth of the high-grade Bonanza Zone (see Press Release April 23, 2015), the Valdecañas Vein System has emerged as a multi-stage, high-grade vein swarm comprising the Valdecañas vein, characterized by large dilatant zones (bulges) in its east and western reaches (previously interpreted as the overlapping East and West Valdecañas Veins), the hangingwall Anticipada Vein, the Pre-Anticipada Vein, several en echelon splays and the family of northeast-trending cross veins that comprise the Venadas-Valentina Vein family. The 2019 drill results include the deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now traceable continuously over a strike length exceeding 2,000 metres (“m”) and up to 1,100 m vertically from the top of the Bonanza Zone. Vein widths range from approximately 2 m to over 29 m. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins (see diagrams with Press Release http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343).

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Drilling designed both to convert the Inferred Resources included in the Deep Zone into Indicated Resources and to further trace the Deep Zone laterally and to depth, has been ongoing through 2018 and 2019. Assays from 48 holes (46,060 m) were reported in the first quarter of 2019 (see Press Release dated March 4, 2019) and subsequent to the year end, additional results from the 2019 28-hole (33,864 m) diamond drill program were announced (see Press Release dated March 3, 2020).

Valdecañas Deep Zone expanded and significant new hangingwall vein discovered

The 2019 drill results, released on March 3, 2020, extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein. Drilling in 2019 was not designed to extend the Pre-Anticipada vein. Drilling in 2019 did trace and confirm the northeast-trending Venadas vein some 800 m to the south. Drilling and development also coincidentally discovered two new northeast-trending cross veins, the Valentina and Venadas II veins.

Notably, many intercepts in the Valdecañas Deep Zone continue to demonstrate atypically high silver grades that MAG believes are ascribable to stacking or superimposition of mineralization related to a later deeper, boiling zone (mineralized horizon). As well, areas within the Deep Zone show extensive skarn and the increasing copper grades expected in the “root zone” (lower reaches) of an epithermal vein. Gold grades remain high and are remarkably consistent throughout the vertical extent of the Valdecañas Vein. These characteristics, interpreted in combination with other geological features, reflect proximity to a major mineralizing-fluid upwelling zone where multiple repeated pulses of mineralization combined to generate exceptionally high-grade and thick polymetallic mineralization. The search for additional mineralizing fluid upwelling zones within the Juanicipio Joint Venture property is ongoing, as each could be a centre of additional high-grade mineralization.

2019 28-hole (33,864 metre) diamond drill program

The 2019 drill program expanded and upgraded the wide, high-grade Deep Zone and confirmed additional northeast-trending veins. Drill highlights (see Table 1 below):

•	Confirm and expand continuous wide, high-grade mineralization in the Valdecañas Deep Zone;

•	Confirm and expand the wide, high-grade zones in the Anticipada Vein;

•	Confirm and expand the Venadas Vein to the south with strong silver and gold grades; and,

•	Discover the northeast-trending Valentina and Venadas II veins through drilling and development

Exceptional intercepts included:

Table 1 – Highlights 2019 Drill Program

HOLE- ID	From (m) [2]	To (m)	TW [1] (m)	Silver (g/t) [2]	Gold (g/t)	Lead (%)	Zinc (%)	Copper (%)	VEIN
D5-12	989.45	997.00	5.7	3884	8.4	6.5	9.7	0.3	Valdecañas
D1-10	1038.85	1072.80	21.1	129	1.7	3.5	7.8	0.2	Valdecañas
D6-6	984.30	1017.55	21.2	147	1.2	3.9	8.8	0.3	Anticipada
D5-9	772.20	774.05	1.0	187	10.6	1.3	4.4	-	Pre-Anticipada
93P	772.45	775.80	2.5	918	1.8	-	-	-	Venadas
P32	569.20	572.10	1.2	279	0.7	-	-	-	Venadas II
M39	560.95	564.95	0.7	1216	3.6	-	-	-	Valentina

1 True widths (“TW”) were measured off cross sections

2 Abbreviations used: metres (“m”) and grams per tonne (“g/t”)

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The discovery of more northeast-trending veins close to the planned production areas, coupled with the expanding high-grade Anticipada and Pre-Anticipada veins, should add significantly to the growing mineral endowment of the project and, importantly, provide considerable mining flexibility throughout an extended mine life.

A complete set of tables by vein of the 2019 drilling results are available at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein system, available at https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4.

Valdecañas Vein

Drilling in 2019 returned the thickest and deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now continuous over a 2,000 m strike length and up to 1,100 m vertically from the top of the Bonanza Zone. The 2019 vein intercepts range in width from approximately 1 m to over 21 m (see Figure 2 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf) and the Valdecañas Vein remains open laterally to the claim boundaries at both ends and to depth. The location of this intercept is important as it greatly expands the thick and high-grade eastern dilatant zone. Other significant holes include D1-5 and D1-10, both within the western dilatant zone, and D6-6 in the eastern dilatant zone. D5-11 also added very good width and grade above the east dilatant zone.

Anticipada Vein

The Anticipada Vein is sub-parallel to and lies 50-100m in the hangingwall of the Valdecañas Vein.  In 2019, it was coincidentally cut by 11 holes targeting the Valdecañas Vein and several of these intercepts significantly expand the vein.  This is especially the case in a vertical zone along its western reaches where it widens and higher grades appear (see Figure 3 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf). The best intercept is in Hole D6-6 and two other holes (D5-10 and D5-11) extend the well-mineralized zone on the eastern end of the vein. The remaining six holes tested the western limits of the vein and show moderate to relatively weak mineralization.  The Anticipada Vein remains open to depth and to the east.

New Vein Discoveries – 2019

Pre-Anticipada Vein

The Pre-Anticipada Vein (discovered and announced in Press Release, March 4, 2019) is also subparallel to the Valdecañas Vein and is located a further 50-100m into hangingwall above the Anticipada Vein. It was coincidentally cut by five infill holes targeting the Valdecañas Vein but their geometry was not favourable (see Figure 4 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf). The two easternmost holes (D5-8 and D5-9) cut appreciable silver and gold values within the coherent high-grade zone that characterizes the Pre-Anticipada Vein (See Figure 4) but do not significantly expand it. Pre-Anticipada remains open for 200-300 m to the eastern property boundary and to depth.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Venadas, Venadas II and Valentina Veins

Five surface drill holes from the 2019 program tested the Venadas Vein (see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf), the first northeasterly-trending vein ever found in the Fresnillo District, to depth and to the south. The hole drilled farthest to the south (93P) extends the vein to 800 m from its intersection with the Valdecañas Vein and cut high silver and gold grades with no base metals (2.5 m (true width) grading 918 g/t (27 ounces per ton (“opt”)) silver and 1.8 g/t gold). Vein textures and the lack of base metals indicates this is a high-level intercept and that the vein should have good potential to depth. Hole 97P was the only hole drilled below 93P and it hit only a narrow, pinched-down vein. Additional deeper holes are planned for 2020 to determine where the vein opens up again at depth.

Importantly, two additional northeast-trending veins (Venadas II and Valentina; See tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf) were discovered during 2019 through a combination of drilling and being cut in development headings. Both had been suspected based on oblique angle vein intercepts in several holes directed towards the Valdecañas Vein. Drill hole P32, which was designed to intercept Venadas II on the way to Valdecañas, cut 1.2m (true width) grading 279 g/t (8 opt) silver; 0.7 g/t gold. The Valentina Vein was also cut multiple times by the eastern development ramp and a number of historic Valdecañas vein drill holes, the best of which is Hole M39 which cut 0.7m grading 1,215 g/t (35 opt) silver, and 3.6 g/t gold.

The intercepts for Venadas, Venadas II and Valentina lack significant base metal grades (with the exception of one intercept) indicating that these holes have likely cut the veins high in the mineralizing system. Also, all three veins have been intercepted on both the hangingwall and footwall side of the Valdecañas Vein in drill core and underground workings. This, combined with underground exposures of mineralized cross cutting northeast trending veinlets, strongly suggest that these veins cross-cut the main-stage of the Valdecañas Vein and may coincide with the long-recognized late gold-rich mineralization stage. Short-hole underground drilling and drifting is contemplated for fleshing out these veins and determining what relationship they have with the Valdecañas Vein.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

4.	OUTLOOK

While MAG’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property, the Company continually looks to enhance its project portfolio by evaluating new available projects and through successful exploration of its current property holdings. However, MAG continues to execute its business plan prudently, with on-going project evaluations focusing primarily on potential high-grade, district scale opportunities.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio

As noted above, on April 11, 2019 Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced the formal approval of the Juanicipio mine development plan. Under the terms of an EPCM agreement, Fresnillo is now finalizing detailed engineering and is overseeing the construction of the 4,000 tpd process plant and associated surface infrastructure. In October 2019, earthmoving and foundation preparation commenced for the construction of the Juanicipio processing plant and is now well advanced. Mill fabrication is progressing and all major mill components have now arrived on site.

Underground and other development actively continues with emphasis on: developing the three internal spiral footwall ramps along the full strike length of the Valdecañas Vein system; constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (where the underground conveyor exit portal is complete); integrating additional ventilation and other associated underground infrastructure, starting of the internal shaft sinking (head chamber for the shaft has been excavated, collar has been cemented and winding equipment ordered); and, progressing the construction of additional ancillary surface facilities.

Underground development to date at Juanicipio now exceeds 26 kms with access to the upper portion of the resource now achieved. Initial development indicates that the grade and width of the vein is in line with previous estimates.

As noted above, a joint project update was issued by the joint venture shareholders subsequent to the year end that announced that production from the underground mine would commence ahead of schedule in mid-2020. It is expected that by June of 2020, mineralized material from the underground mine will commence to be processed at the nearby Fresnillo plant (100% owned by Fresnillo) until the Juanicipio plant is commissioned. The Juanicipio plant will now commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tpd nameplate capacity in Q4-2021.

The Juanicipio operations and expected timelines may be adversely impacted by the global effects of the COVID-19 outbreak (see ‘Impact of Epidemics’ below).

An Operator Services agreement has been finalized which will become effective upon initiation of commercial production. As well, both lead and zinc concentrate off-take agreements were entered into by Minera Juanicipio with Met-Mex Peñoles, S.A. De C.V., under which both concentrates will be treated at market terms in Torreón, Mexico.

The Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

On the exploration front, MAG and Fresnillo, as shareholders of Minera Juanicipio, both acknowledge that there is considerable further exploration opportunity in the concession license area as most of it remains unexplored. Exploration drilling in recent years has been primarily designed to both convert the Inferred Resources included in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth. The 2019 exploration program has also targeted the newly discovered north-south trending Venadas Vein family, and additional prospective targets are expected to be drilled in 2020.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Continued in-fill and exploration drilling on other targets is ongoing in 2020, and currently there are four drill rigs on site. With the recent NE trending discoveries noted above, other much larger NE structures with intense surface alteration are known farther afield within the Juanicipio property and are now priority exploration targets that have not been previously drilled.

5.	INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the audited consolidated financial statements of the Company as at December 31, 2019).

	Year ended December 31,
	2019	2018
Joint venture oversight expenditures incurred 100% by MAG	$345	$330
Cash contributions to Minera Juanicipio	53,200	23,583
Total for the year	53,545	23,913
Equity pick up of current income for the year	1,884	227
Balance, beginning of year	81,214	57,074
Balance, end of year	$136,643	$81,214

During the year ended December 31, 2019, MAG incurred Juanicipio oversight expenditures of $345 (December 31, 2018: $330) and made joint venture cash advances to Minera Juanicipio of $53,200 (December 31, 2018: $23,583) representing its 44% share of capital contributions made during the year.

In the year ended December 31, 2019, MAG recorded an equity income pick up of $1,884 from its Investment in Juanicipio (December 31, 2018: $227). The $1,844 equity income pick up for the year is the Company’s share of interest income, foreign exchange gain and deferred income tax benefit recognized in the year within Minera Juanicipio.

6.	EXPLORATION AND EVALUATION ASSETS

Option Earn-in Projects

In 2017, the Company entered into an option earn-in agreement with a private group whereby MAG can earn up to a 100% interest in a prospective land claim package. There are no further exploration funding requirements under the agreement as at December 31, 2019. However, to earn a 100% interest in the property package, MAG would have to make combined remaining cash payments of $350 over the third, fourth and fifth annual anniversaries of the agreement (all payments are at the option of MAG), at which time the vendors would retain a 2% net smelter returns royalty (“NSR”).

In late 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns a prospective land claim package. MAG paid $150 upon signing the agreement. To earn 100% interest in the property, MAG must make remaining cash payments of $1,850 over the next nine years and fund a cumulative of $30,000 of eligible exploration expenditures ($2,149 incurred to December 31, 2019) by 2028. Upon MAG’s 100% earn-in, the vendors would retain a 2% NSR.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

7.	SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto. All figures are reported under IFRS.

	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017
Revenues(1)	$2,627	$3,118	$1,755
Net Loss(2)	($4,426)	($5,802)	($6,497)
Net Loss per Share	($0.05)	($0.07)	($0.08)
Total Assets(3)	$218,810	$217,557	$222,492
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)	The Company’s only source of revenue during the years ended December 31, 2017, 2018 and 2019 was interest income from cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)	The Company’s normal course of business is to develop, explore and evaluate its mineral properties as appropriate. The loss variation from year to year above reflects, amongst other things, the periodic impairment of exploration and evaluation assets (a non-cash charge), and share based payment expense (a non-cash charge). The current year’s net loss also includes share based payment expense of $2,572 compared to $2,109 and $2,268 in 2018 and 2017 respectively.

(3)	Included in ‘Total Assets’ at the end of 2019, the Company held $72,360 in cash and cash equivalents, compared to $130,180 at December 31, 2018 and $160,395 at December 31, 2017. In the years ended December 31, 2019 and 2018, the Company completed no financings compared to a private placement for total gross proceeds of $48,158 completed in the year ended December 31, 2017. Also included in ‘Total Assets’ at the end of 2019, the Company’s Investment in Juanicipio totaled $136,643 compared to $81,214 and $57,074 at December 31, 2018 and 2017 respectively.

(4)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that all available funds will be used to finance the operations and growth of its business until positive operating cash flow is achieved from its projects.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

8.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2019 vs. Year Ended December 31, 2018

	Year ended December 31,
	2019	2018
EXPENSES
Accounting and audit	$466	$533
Amortization	106	15
Filing and transfer agent fees	232	254
Foreign exchange loss	21	72
General office expenses	902	843
Legal	363	468
Management compensation and consulting fees	3,076	2,697
Mining taxes and other property costs	577	1,121
Share based payment expense	2,572	2,109
Shareholder relations	470	456
Travel	244	312
	9,029	8,880
Interest income	2,627	3,118
Gain on sale of exploration and evaluation assets, net of transaction costs	-	1,151
Change in fair value of warrants	(39)	(622)
Equity pick up from Investment in Juanicipio	1,884	227
Loss for the year before income tax	$(4,557)	$(5,006)

Deferred income tax benefit (expense)	131	(796)
Loss for the year	$(4,426)	$(5,802)

The Company’s net loss for the year ended December 31, 2019 amounted to $4,426 (December 31, 2018: $5,802).

As noted below in Changes in Accounting Standards, MAG adopted the new standard, IFRS 16 Leases, on January 1, 2019 and this resulted in an increase in amortization expense to $106 in the year ended December 31, 2019 (December 31, 2018: $15). General office expenses increased from the prior year to $902 (December 31, 2018: $843) as the insurance costs increased significantly in 2019 compared to 2018. Legal expense decreased in 2019 to $363 (December 31, 2018: $468) as in the prior the Company incurred legal costs to divest itself of some non-core properties.

Management compensation and consulting fees increased to $3,076 (December 31, 2018: $2,697) in the year ended December 31, 2019 primarily due to a retention payment arrangement with a consultant and the cost of terminating her services contract. Mining concession taxes and other property costs in the year ended December 31, 2019 decreased to $577 (December 31, 2018: $1,121) due to MAG’s divestiture of several non-core concessions in the prior year. The balance of mining concession taxes and other property costs in the current period relate primarily to expenditures on the Cinco de Mayo Project still maintained by MAG, where a full impairment has been previously recognized. Expenditures incurred on this property are no longer capitalized as exploration and evaluation assets, but are expensed as part of ‘mining concession taxes and other property costs.’

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Share based payment expense (a non-cash item) recorded in the year ended December 31, 2019 increased to $2,572 (December 31, 2018: $2,109) and is determined based on the fair value of equity incentives granted and vesting in the year. In the year ended December 31, 2019, the Company granted 392,967 stock options (December 31, 2018: nil), 91,406 PSUs, (December 31, 2018: nil), 10,000 RSUs (December 31, 2018: nil) and 141,386 DSUs (December 31, 2018: nil) under the Company’s equity compensation plans. An additional 19,955 DSUs (December 31, 2018: nil) were granted to directors who elected to receive their retainer and meeting fees for the year in DSUs rather than in cash. The 2019 grants reflect 2018 equity incentives granted in 2019 due to a Company imposed blackout period in 2018. Similarly, there were no 2019 equity incentive grants due to another Company imposed blackout period in 2019.

Other expenses incurred during the year ended December 31, 2019 included accounting and audit of $466 (December 31, 2018: $533), filing & transfer agent fees of $232 (December 31, 2018: $254), a foreign exchange loss of $21 (December 31, 2018: $72), shareholder relations expenses of $470 (December 31, 2018: $456) and travel of $244 (December 31, 2018: $312), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses, MAG earned interest income on its cash and cash equivalents of $2,627 (December 31, 2018: $3,118) during the year ended December 31, 2019, and recorded a 44% equity income pick up of $1,884 (December 31, 2018: $227) from Minera Juanicipio as described above in Investment in Juanicipio. In addition, MAG recorded a write down of $39 (December 31, 2018: $622) on warrants held and designated as fair value through profit and loss that expired in 2019 unexercised.

MAG recorded a deferred income tax benefit of $131 for the year ended December 31, 2019 (December 31, 2018: $796 deferred income tax expense) in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability or benefit.

Other Comprehensive Loss:

	Year ended December 31,
	2019	2018

Loss for the year	$(4,426)	$(5,802)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities, net of taxes	(334)	(1,895)

Total Comprehensive Loss	$(4,760)	$(7,697)

In Other Comprehensive Loss during the year ended December 31, 2019, MAG recorded an unrealized market loss of $334 (December 31, 2018: $1,895) on equity securities held as strategic investments.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Income (Loss) per Share):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
December 31, 2019	$412	$(1,018)	$(0.01)
September 30, 2019	$589	$(2,005)	$(0.02)
June 30, 2019	$782	$(961)	$(0.01)
March 31, 2019	$844	$(442)	$(0.01)
December 31, 2018	$841	$(3,829)	$(0.04)
September 30, 2018	$812	$597	$0.01
June 30, 2018	$783	$(2,753)	$(0.03)
March 31, 2018	$682	$183	$ 0.00

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. MAG has no operating revenues at this stage of development.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

10.	FOURTH QUARTER

Three Months Ended December 31, 2019 vs Three Months Ended December 31, 2018

The Company’s net loss for the three months ended December 31, 2019 amounted to $1,018 (December 31, 2018: $3,829). The decrease in net loss this quarter over the comparable quarter is primarily due to: the Company’s 44% equity income pick up of $1,388 (December 31, 2018: $302) from its Investment in Juanicipio; and, a deferred income tax benefit of $158 for the quarter ended December 31, 2019 (December 31, 2018: $1,572 deferred income tax expense). Both items were largely determined by the change in temporary timing differences between the book and tax base of Minera Juanicipio’s and the Company’s Mexican non-monetary assets. The tax basis of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and a strengthening of the Mexican Peso relative to the US dollar (as was the case in the fourth quarter of 2019) can give rise to temporary differences that result in deferred tax benefit.

Mining taxes and other property costs decreased to $39 in the quarter ended December 31, 2019 (December 31, 2018: $206) as MAG has divested itself of taxes and holding costs of several non-core concessions over the past two years. Share based payment expense, (a non-cash item) relating to equity incentives (stock options, restricted share units, performance share units, and deferred share units) vesting to employees, consultants and directors decreased to $557 (December 31, 2018: $892) in the fourth quarter and is determined based on the fair value of equity incentives granted and vesting in the period.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the quarter ended December 31, 2019 included accounting and audit fees of $275 (December 31, 2018: $293), amortization of $27 (December 31, 2018: $4), filing & transfer agent fees of $13 (December 31, 2018: $4), a foreign exchange loss of $1 (December 31, 2018: $22), general office expenses of $209 (December 31, 2018: $163), legal of $136 (December 31, 2018: $202), management compensation and consulting fees of $1,497 (December 31, 2018: $1,328), shareholder relations expenses of $165 (December 31, 2018: $86) and travel of $57 (December 31, 2018: $88) and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the quarter.

MAG also earned interest income on its cash and cash equivalents of $412 (December 31, 2018: $841) during the quarter ended December 31, 2019.

In Other Comprehensive Income (Loss) for the quarter ended December 31, 2019, the Company recorded an unrealized market gain of $245 (December 31, 2018: $551 unrealized loss) on equity securities held as strategic investments.

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the year ended December 31, 2019:

	Year ended December 31,
	2019	2018

Operations	$(3,469)	$(3,580)
Changes in non-cash working capital	262	(365)
Operating activities	(3,207)	(3,945)
Investing activities	(57,133)	(26,212)
Financing activities	2,748	-

Effects of exchange rate changes on cash and cash equivalents	(228)	(58)

Change in cash and cash equivalents during the year	(57,820)	(30,215)

Cash and cash equivalents, beginning of year	130,180	160,395
Cash and cash equivalents, end of year	$72,360	$130,180

Operating Activities

During the year ended December 31, 2019, MAG used $3,469 in cash for operations before changes in non-cash working capital, compared to $3,580 in the year ended December 31, 2018. MAG Silver’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the year ended December 31, 2019 increased by $262 (December 31, 2018: decreased by $365). The total use of cash from operating activities in the year ended December 31, 2019 was $3,207 (December 31, 2018: $3,945).

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the year ended December 31, 2019, the net cash used in investing activities amounted to $57,133 (December 31, 2018: $26,212). MAG used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $53,549 (December 31, 2018: $23,942). The increase in cash advances to Minera Juanicipio in 2019 follows the development decision in April 2019 and the advancement of the project towards production. MAG makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2019, MAG also purchased property and equipment totaling $354 (December 31, 2018: $3) and expended $3,230 (December 31, 2018: $2,216) on its other exploration and evaluation properties.

Financing Activities

In the year ended December 31, 2019, 442,052 stock options were exercised for cash proceeds of $2,819 (December 31, 2018: nil). In addition, 812,323 stock options (December 31, 2018: 135,000) were exercised under a less dilutive cashless exercise provision of the plan whereby 428,934 shares (December 31, 2018: 58,191) were issued and the remaining 383,389 stock options (December 31, 2018: 76,809) were cancelled. Offsetting the cash proceeds received from stock options, was cash used in financing activities to pay an office lease obligation of $71 (December 31, 2018: nil).

12.	FINANCIAL POSITION

The following table summarizes the MAG Silver Corp.’s financial position as at:

	December 31, 2019	December 31, 2018

Cash and cash equivalents	$72,360	$130,180
Other current assets	352	699
Total current assets	72,712	130,879
Investments	1,408	1,781
Investment in Juanicipio	136,643	81,214
Exploration and evaluation assets	7,266	3,648
Property and equipment	781	35
Total assets	$218,810	$217,557

Total current liabilities	854	1,563
Total non-current liabilities	2,709	2,113
Total liabilities	3,563	3,676
Total equity	215,247	213,881
Total liabilities and equity	$218,810	$217,557

Total current assets decreased from $130,879 at December 31, 2018 to $72,712 as at December 31, 2019. Cash and cash equivalents totaled $72,360 at December 31, 2019 compared to $130,180 at December 31, 2018, with the change in cash discussed above in ‘Cash Flows’. Other current assets as at December 31, 2019 included prepaid expenses of $269 (December 31, 2018: $327) and accounts receivable of $83 (December 31, 2018: $372). The accounts receivable is comprised primarily of value added refundable taxes.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Investments of $1,408 are comprised of equity securities held by MAG as strategic investments (December 31, 2018: $1,781 comprised of warrants and equity securities).

During the year ended December 31, 2019, MAG capitalized $458 right-of-use asset (December 31, 2018: nil) which accounts for the increase in property and equipment in the year, and recorded a $541 associated lease obligation (December 31, 2018: nil) in compliance with IFRS 16 Leases that became effective at January 1, 2019.

The Investment in Juanicipio balance increased from December 31, 2018 to December 31, 2019 from $81,214 to $136,643 and reflects MAG’s ongoing investment in Minera Juanicipio as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’ Exploration and evaluation assets as at December 31, 2019 increased to $7,266 (December 31, 2018: $3,648) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Current liabilities at December 31, 2019 amounted to $854 (December 31, 2018: $1,563) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities of $2,709 (December 31, 2018: $2,113) include the non-current lease obligation of $467 (December 31, 2018: nil), a deferred income tax liability of $1,982 at December 31, 2019 (December 31, 2018: $2,113) resulting from temporary timing differences between the book and tax base of its Mexican non-monetary assets, and $260 for a reclamation provision (December 31, 2018: nil) on one of the Company’s exploration earn-in projects.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2019, MAG Silver had working capital of $71,858 (December 31, 2018: $129,316) including cash and cash equivalents of $72,360 (December 31, 2018: $130,180). As well, as at December 31, 2019 Minera Juanicipio had working capital of $43,256 (MAG’s attributable 44% share $19,033) including a cash balance of $29,601 (MAG’s attributable 44% share $13,024). Other than an office lease obligation under IFRS 16, MAG currently has no long-term debt.

The Company is currently not generating any cash flow from operations, and therefore will require additional capital in the future to meet its future project and other related expenditures, including cash calls in respect to funding its 44% share of the Juanicipio Project. Future liquidity therefore depends upon the Company’s ability to arrange debt or additional equity financings. The Company is continually evaluating both debt and equity financing alternatives.

Funding of the Juanicipio Project Development

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the joint venture shareholders subsequent to the year end on February 24, 2020 is estimated as of January 1, 2018 to be $440,000 (100% basis) including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in mid- 2021. Capital costs incurred after commercial production are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The above initial capital expenditure estimate does not represent the remaining initial capital expenditures as of the present date, as it does not reflect the capital expenditures incurred since January 1, 2018 which total approximately $135,000 to December 31, 2019. MAG therefore estimates the remaining initial capital expenditures on a 100% basis to be approximately $305,000 (MAG’s 44% share being $134,200 as at December 31, 2019), and this would be reduced by both: existing cash and other working capital held in Minera Juanicipio as at December 31, 2019 ($29,601 and $13,655 respectively); and cash flows generated from mineralized rock sold and processed through the Fresnillo processing plant commencing in mid-2020 (see above Mine Development Update – Juanicipio Project).

The Company needs to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project. MAG does not generate operating cash flow at this time to fund such obligations, and accordingly, future liquidity will depend upon its ability to arrange debt or additional equity financings. The Company is currently evaluating several proposals. The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (the “Offering Document”), MAG provided the expected use of proceeds with respect to the offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date (including cash advanced for such purpose, but not necessarily expended yet at the project level), as compared to the use of proceeds presented in the Offering Document:

Intended Use of Proceeds	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$5,000	$5,000
Development expenditures at the Juanicipio Property	$50,000	$47,833
Development contingency at the Juanicipio Property	$7,500	$ -

MAG is still aligned and expending funds in accordance with the February 23, 2016 Offering Document.

14.	Contractual ObligationS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2019 for committed exploration work and other committed obligations.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2020	2021-2022	2023-2024	2025 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	142	69	73	-	-
Total Obligations and Commitments	$142	$69	$73	$-	$-

1) Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator, Fresnillo, contractual commitments for processing equipment of $17,669 and for development contractors of $102,119 with respect to the Juanicipio Project on a 100% basis have been committed to as at December 31, 2019.

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at March 27, 2020, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	86,579,995	n/a	n/a
Stock Options	1,524,122	$9.28 - $17.55	0.2 to 4.9 years
Performance Share Units(“PSUs”) (1)	260,988	1:1	1.7 to 4.9 years
Restricted Share Units(“RSUs”)	45,729	1:1	4.1to 4.9 years
Deferred Share Units (“DSUs”) (2)	566,596	1:1	n/a (2)
Fully Diluted	88,977,430

(1) Includes 177,048 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period to 2020 and 2022, respectively, which will result in a PSU payout range from 0% (nil PSUs) to 200% (354,096 PSUs) and 27,980 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period to 2023 with PSU payout target range from 50% (13,990 PSUs) to 150% (41,970 PSUs)

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

16.	Other ItemS

The Company is unaware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the Government of the State of Zacatecas published the Tax Law for the State of Zacatecas (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017 and imposes environmental taxes on activities such as (i) extraction of materials other than those regulated by the Federal Mining Law; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water, and (iv) deposit of industrial waste.

Minera Juanicipio’s operations are in the State of Zacatecas, and this new tax law will apply to the Juanicipio development once it is in production. Minera Juanicipio challenged the legality of such taxes and in 2017 obtained an injunctive relief from a federal court, but the State of Zacatecas appealed this decision. In 2019, the Supreme Court of Justice of the Nation issued a final ruling on the matter with resepct to Minera Juanicipio, in which the Court determined that:

1. Two of the taxes are unconstitutional: (a) tax on extractive activities and (b) tax on the deposit of industrial waste.

2. The other two taxes were declared constitutional: (a) emissions to the atmosphere and (b) discharge of industrial residues into the soil and water.

The annual cost to Minera Juanicipio of complying with the two taxes is not considered significant at this time and management’s assessment is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable once Minera Juanicipio becomes a producing mine.

17.	Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have an adverse material impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 30, 2020 available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates (see Note 11(c) in the consolidated financial statements of the Company as at December 31, 2019).

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulation and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

Impact of Epidemics

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19. Such epidemics could delay construction or interrupt the supplies of necessary materials to the Juanicipio Project. In addition, the effect of COVID-19 on the financial markets may impact the financing terms or availability of funding to the Company. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease, could have a material adverse effect on MAG, its business, results from operations and financial condition.

19.	Off-Balance Sheet ArrangementS

MAG Silver has no off-balance sheet arrangements.

20.	Related Party TransactionS

MAG does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico, other than the Juanicipio Project, with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2019	2018

Fees related to Dr. Megaw:
Exploration and marketing services	$420	$424
Travel and expenses	72	75
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	59	72
Field exploration services	298	384
	$849	$955

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2019 is $102 related to these services (December 31, 2018: $107).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Cinco de Mayo Project has a 2.5% NSR royalty payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2019 (%)	2018 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at December 31, 2019, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the year, compensation of key management personnel (including directors) was as follows:
	December 31,	December 31,
	2019	2018
Salaries and other short term employee benefits	$1,694	$1,567
Share based payments	1,429	1,369
	$3,123	$2,936

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

21.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s audited consolidated financial statements as at December 31, 2019 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property until commercial production is achieved. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

22.	CHANGES IN ACCOUNTING STANDARDS

(i)	Adoption of new and amended IFRS pronouncements.

The Company has adopted the following new accounting pronouncements effective as at January 1, 2019.

IFRS 16 Leases. The Company adopted all the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The Company elected the cumulative catch-up approach resulting in no restatement of prior year comparatives. The Company elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense in the profit or loss. Note 8 of the Company’s audited consolidated financial statements as at December 31, 2019, outlines the effect of adopting IFRS 16 requirements on January 1, 2019.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at costs, which is comprised of initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents right-of-use asset in the property and equipment line item on the consolidated balance sheets and lease liability in the lease obligations line item on the consolidated balance sheets.

IFRIC 23 Uncertainty over Income Tax Treatments. provides guidance on the accounting for current and deferred tax liabilities and assets in which there is uncertainty over income tax treatments. The Company adopted this standard as of January 1, 2019 and it had no material impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle. In December 2017, the IASB issued narrow-scope amendments to IFRS 3- Business Combinations, IFRS 11-Joint Arrangements, IAS 12 – Income Taxes and IAS 23 -Borrowing Costs. The Company adopted these amendments as of January 1, 2019 and they had no material impact on the Company’s consolidated financial statements.

(ii)	Recent accounting pronouncements

IFRS 3 Business Combinations. In October 2018, IASB issued narrow-scope amendments to IFRS 3 Business Combinations to improve the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendment is in effect January 1, 2020 and will be applied prospectively. The Company will apply these amendments to applicable future acquisition transactions.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

23.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2019 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2019.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information isy accurate and reliable and in accordance with IFRS. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The audited consolidated financial statements and MD&A for the year ended December 31, 2019 were approved by the Board on March 23, 2020. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

31